February 27, 2020

Eric Zahler
President and Chief Executive Officer
Monocle Holdings Inc.
c/o Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, NY 10022

       Re: Monocle Holdings Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed February 14, 2020
           File No. 333-235766

Dear Mr. Zahler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed February 14, 2020

Selected Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 50

1. We refer to the pro forma combined (assuming maximum redemption of shares of common stock) column. Your line item "total liabilities" appears to include the Newco convertible preferred stock. Please revise your total liabilities to exclude the Newco convertible preferred stock or explain to us why you believe this presentation is appropriate. This comment also applies to your capitalization table on page 106.
 Eric Zahler
FirstName LastNameEric Zahler
Monocle Holdings Inc.
Comapany NameMonocle Holdings Inc.
February 27, 2020
February 27, 2020 Page 2
Page 2
FirstName LastName
Comparative Share Information, page 52

2.       Please revise your table:

              to show AerSale's book value per share as $5,555 and $5,700 for the year ended
              December 31, 2018 and the nine months ended September 30, 2019, respectively;

              to clarify that the basic and diluted net income (loss) per share information you present pertains to continuing operations; and

              to include parentheses around AerSale's net losses per share from continuing operations for the year ended December 31, 2018 and the nine months ended
              September 30, 2019.
Capitalization, page 106

3.       Please revise your table:

              to include the FILO term loan or explain to us why you have excluded it; and

              to reconcile AerSale's stockholders' equity and total stockholders' equity and owners'
              equity to the historical balance sheet at September 30, 2019, and revise total capitalization as appropriate.
AerSale Corp. and Subsidiaries Financial Statements for the Nine Months Ended September 30,
2019
Note D   Revenue, page F-70

4. We note from your revision to the registration statement that for the nine months ended
         September 30, 2019 you recognized, as revenue, the entire opening balance of your contract liabilities. Please disclose the opening balance of your contract liabilities as provided by ASC 606-10-50-8(a).
Signatures, page II-6

5. We note your response to prior comment 41. Considering the persons you identify as about to become directors have not yet signed the registration statement, it continues to appear that the consents of those persons are required by Rule 438. Please file those consents.
 Eric Zahler
FirstName LastNameEric Zahler
Monocle Holdings Inc.
Comapany NameMonocle Holdings Inc.
February 27, 2020
Page 3
February 27, 2020 Page 3
FirstName LastName
       You may contact Kevin Stertzel at 202-551-3723 or Dale Welcome at 202-551-3865 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing